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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND
TAX-DEFERRED SAVINGS PLAN
9191 South Jamaica Street
Englewood, Colorado 80112
(Full title and address of the plan)

CH2M HILL Companies, Ltd.
9191 South Jamaica Street
Englewood, Colorado 80112
(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL
RETIREMENT AND TAX-DEFERRED SAVINGS PLAN
Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

i

Report of Independent Registered Public Accounting Firm

Plan Administrator, Committee, and Participants
CH2M Hill Retirement and Tax-Deferred Savings Plan
Englewood, Colorado

        We have audited the accompanying statements of net assets available for benefits of the CH2M Hill Retirement and Tax-Deferred Savings Plan (the "Plan") as of December 31, 2004, and the statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule of assets (held at end of year) and schedule of non-exempt transactions of the CH2M Hill Retirement and Tax-Deferred Savings Plan as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC Ehrhardt Keefe Steiner & Hottman PC

May 27, 2005
Denver, Colorado

Report of Independent Registered Public Accounting Firm

The Plan Administrator
CH2M HILL Retirement and
    Tax-Deferred Savings Plan:

        We have audited the accompanying statement of net assets available for benefits of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit of a statement of net assets available for benefits includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of net assets available for benefits. An audit of a statement of net assets available for benefits also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

        In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado
June 11, 2004

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments, at contract value (notes 2 and 3):
Common/collective trusts	$67,752,009	$63,096,180
Investments, at fair value (notes 2 and 3):
Mutual funds	450,273,811	371,637,531
Money market funds	34,512,863	34,994,970
Company stock	195,966,564	156,651,162
Loans to participants	8,940,998	7,703,842

Total investments	757,446,245	634,083,685

Receivables:
Employer match contributions	3,537,902	3,118,668
Employer defined contributions	11,576,069	7,932,305
Employee contributions	23,288	83,021

Total receivables	15,137,259	11,133,994

Net assets available for benefits	$772,583,504	$645,217,679

See accompanying notes to financial statements.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Net investment gain:
Interest and dividend income	$11,466,604
Net appreciation in fair value of investments (notes 2 and 3)	72,819,878

Net investment gain	84,286,482

Contributions:
Employee	48,255,446
Employer match	13,331,671
Employer defined contribution	11,842,861
Rollovers	4,337,247

Total contributions	77,767,225

Total investment gain and contributions	162,053,707

Deductions from net assets attributed to:
Benefits and distributions paid to participants	(34,469,407)
Administrative expenses	(218,475)

Total deductions	(34,687,882)

Net increase in net assets available for benefits	127,365,825
Net assets available for benefits:
Beginning of year	645,217,679

End of year	$772,583,504

See accompanying notes to financial statements.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)   Plan Description

        The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the Plan) is provided for general informational purposes only. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the Company or Plan Sponsor) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan may be adopted by Affiliated Employers of the Plan Sponsor (Affiliated Employers). As of January 1, 2000, most domestic Affiliated Employers have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions and matching contributions as described in the Plan document. The Company and its Affiliated Employers that have adopted the Plan are herein after referred to as Member Employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) including reporting and disclosure obligations, fiduciary standards and prohibited transaction rules. Since the Plan is an individual account plan under ERISA, it is not subject to the jurisdiction of the Pension Benefit Guaranty Corporation under Title IV of ERISA and none of the Plan's benefits are guaranteed by the Pension Benefit Guaranty Corporation.

Administration

        The Plan is administered by the trustees. The trustees have the power to supervise the Plan operations, including the power and authority to do all of the following:

  •
  Designate agents to carry out responsibilities relating to the Plan

  •
  Employ legal, actuarial, accounting, and other assistance as the trustees may deem appropriate in carrying out the terms of the Plan

  •
  Establish rules and regulations for the administration of the Plan

  •
  Administer, interpret, construe and apply the Plan and determine questions relating to eligibility, the amount of any participant's service and the amount of benefits to which any participant or beneficiary is entitled

  •
  Determine the manner in which the Plan's assets are disbursed

Plan Amendment

        The Plan was amended to allow eligible employees to contribute up to 50% of their base compensation (earned while a participant), subject to statutory limitations, and to allow for additional contributions for certain participants who have reached the age of 50.

Eligibility

        All employees are eligible to participate in the Plan except leased employees, temporary employees and employees of Affiliated Employers that have not adopted the Plan. Industrial Design Corporation (IDC) and Paragon Structural Design, Inc. employees are eligible to participate in the Plan during the first full pay-period they are employed, Operations Management International (OMI) employees are eligible on the first day of the month following date of hire and all other employees of Member Employers are eligible on date of hire. If a participant does not enroll in the Plan on their normal enrollment date, employees may join the Plan quarterly on January 1, March 1, July 1 and October 1, once the above eligibility requirements are met.

Employee Contributions

        A participating employee may elect to contribute from 1% to 50% of their total annual compensation (earned while a participant), as defined, as a pre-tax salary deferral contribution subject to an IRC limitation of $13,000 in 2004.

Employer Matching Contributions

        Each Member Employer may, but is not required to, make matching contributions for their respective eligible participants employed on the last day of the quarter and for retired, permanently disabled or deceased participants who terminated employment during the quarter. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., OMI, CH2M HILL International, Ltd., CH2M HILL International Services, Paragon Structural Design, Inc. and IDC have elected to make matching contributions for the year ended December 31, 2004.

        Member Employers' matching contribution, if any, may be made in an amount that is based on a percentage of the employee's contributions for the calendar quarter up to 4% of the employee's base compensation, or limited to a specified dollar amount per employee. Generally, base compensation for purposes of the employer matching contribution is defined in the Plan as the participant's basic hourly rate of pay on the last day of the calendar quarter times the number of regular work hours for such calendar quarter. For the year ended December 31, 2004, IDC matched 50% of each participant's contribution to the Plan up to 4% of each participant's base compensation, OMI matched 50% of each of its participant's deferral contribution capped at $200 per Plan year and all other Member Employers matched 81% of the first 4% of each employee's base compensation contributed to the Plan by the employee. Employer matching contributions can be made in either cash or the Company's stock. If the contributions are made in cash, they are invested in the same manner as the employee's contribution. If the matching contributions are made in stock, they remain in the Company's stock for the life of the deferral.

Defined Contributions

        Each Member Employer may, but is not required to, make defined contributions to the Plan for 1) active participants who completed at least 1,000 hours of service during the Plan year and who were employed at the Plan's year-end, 2) retired participants (at age 65, or at age 55 if they have completed at least five years of service), 3) permanently disabled or deceased participants who terminated employment during the Plan year and 4) certain participants rehired during the Plan year. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL International, Ltd., CH2M HILL International Services and IDC have elected to make defined contributions for the year ended December 31, 2004.

        Defined contributions, if any, are determined annually by the Company and each participating Member Employer. Defined contribution amounts are allocated to participant accounts in proportion that each participant's base compensation bears to the total base compensation paid to all eligible participants of their respective Member Employer. Generally, base compensation for purposes of defined contributions is defined in the Plan as the participant's basic hourly rate of pay on the last day of the calendar year times the lesser of: 1) the number of regular work hours for such calendar year or 2) the number of hours of service for which the participant was paid during the year while a participant and while an eligible employee. Defined contributions to the Plan are normally invested entirely in the Company's stock and when made in stock are nonparticipant-directed.

        Annual defined contributions made by various Member Employers during 2004 were 2% of base compensation and were made in the Company's stock.

Vesting

        Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

        Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers' participants except OMI, as follows:

Years of service	Percentage vested
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

        OMI participants vest 20% each year and become 100% vested after 5 years of service.

        Participants earn one year of credited service for each full year of service, as defined by the Plan document.

        The value of a participant's matching contributions and defined contributions shall become fully vested upon death, permanent disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

        In the event a participant terminates before becoming 100% vested in matching contributions and defined contributions plus net earnings thereon, unvested amounts are forfeited. Plan forfeitures as of the last day of the Plan year that are not used to restore participant account balances who have incurred five consecutive years of break in service, as defined, shall be used to pay administrative expenses or can be used to pay employer contributions to the Plan as determined by the Plan Sponsor. During 2004, approximately $378,134 were used to pay employer contributions and approximately $171,044 were used to pay administrative expenses of the Plan. Unapplied forfeitures as of December 31, 2004 and 2003 were approximately $4,356,385 and $2,737,313, respectively.

Distributions and Withdrawals

        If a participant in the Plan terminates employment with the Company and if the value of the vested portion of the participant's account in the Plan does not exceed $5,000, the vested portion of the participant's account in the Plan will be distributed to the participant in a lump sum cash payment as soon as reasonably practicable.

        If a participant in the Plan terminates employment with the Company and if the value of the vested portion of the participant's account in the Plan is greater than $5,000, the participant may request an immediate distribution or may elect to defer distribution until a later date. If distribution is deferred, the participant's account will remain in the Plan until the participant requests distribution. Distribution from the Plan, however, must begin when the participant reaches his or her required beginning distribution date. Generally, a participant's required beginning distribution date is April 1 of the calendar year following the later of: 1) the participant's attainment of age 70 1/2 or 2) the date the participant terminates his or her employment with the Company.

        A participant who has reached age 59 1/2 may request a distribution of the participant's employee contribution account or the participant's rollover account even if the participant has not terminated employment with the Company and our Affiliates Employers.

        When a participant requests a distribution from the Plan, the distribution will be made in cash in a lump sum as soon as reasonably practicable. If the participant's account in the Plan includes common stock, the portion of the participant's account invested in common stock will be distributed in cash as soon as reasonably practicable after the common stock is sold on the internal market or to the Company. The Company intends to purchase from the Plan on each trade date sufficient common stock to permit distributions to all participants whose requests for distributions are pending. On some trade dates, however, the Company may not purchase from the Plan sufficient common stock to permit distributions to all participants whose requests for distributions are pending. In that case, distribution of some or all of the portion of a participant's account invested in common stock may be delayed until a subsequent trade date.

        If a participant dies while employed by the Company or an Affiliate Employer, distribution of the participant's account in the Plan will be made to the participant's spouse or, if the participant's spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. A surviving spouse of a deceased participant may delay distribution of the participant's account in the Plan for up to five years from the date of death or until the participant would have reached age 70 1/2whichever is later. A distribution from the account will be made in accordance with the procedures described in the previous paragraph.

        The Plan permits a participant to obtain a hardship withdrawal from the participant's employee contribution account or rollover contribution account if there is an immediate and heavy financial need which may not reasonably be met by the participant's other resources. The amount of a hardship withdrawal may not exceed the amount required to meet the immediate financial need, including any taxes or penalties resulting from the withdrawal, and may be subject to various other limitations.

Loans

        Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum of $50,000. This $50,000 limit is reduced by the participant's highest outstanding loan balance during the twelve month period before the date on which a loan is obtained. The total amount of a loan to a participant is further limited to 50% of the participant's vested interest in the participant's employee contribution, matching contribution and rollover contribution accounts. The loan may not exceed the portion of the combined amount in these accounts invested in investment alternatives other than the Company stock fund. The loans are secured by up to 50% of the vested balance in the participant's account. Loans with terms of five years or less bear interest at a rate equal to the interest rate charged by the CH2M HILL Federal Credit Union for a loan secured by new titled equipment and having the same term as the loan from the Plan. For loans with terms of over five years, the interest rate shall equal the interest rate charged by the CH2M HILL Federal Credit Union for a second mortgage loan. Interest rates ranged from 3.49% to 10.00% at December 31, 2004. Loan terms may range from three months to five years or up to 25 years for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

        A separate account is maintained for each Plan participant. Participant contributions are credited to the individual's account, along with the employer's matching contribution, if any, an allocable portion of the employer's defined contribution, if any, and an allocation of the Plan's net earnings or losses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant's account.

Investment Options

        Participants are offered various investment options in money market funds, a common collective trust, mutual funds and the Company's stock in which they may direct their investments.

        Except for investments in the Company's stock fund, participants generally may transfer amounts among investment alternatives on each business day. Amounts invested in the Company's stock fund, other than defined contributions, may be transferred into other investment alternatives only as of a quarterly trade date. Amounts invested in investment alternatives other than the Company's stock fund may not be transferred into the Company's stock fund.

(2)   Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

        Shares in money market funds and mutual funds are stated at fair value based on quoted market prices. The fair value of the Company's stock is determined as discussed below. The investment contract and a common/collective trust are stated at contract value as noted below.

Company Stock

        The Company is employee owned. As a result, the Company's stock is only available to certain employees, directors, eligible consultants and benefit plans. There is no market for the Company's stock with the general public.

        The internal market permits existing shareholders to offer for sale shares of the Company's common stock on predetermined trade dates. Generally, there are four trade dates each year which typically occur approximately four weeks after the quarterly meetings of the Company's Board of Directors. The trading price is the estimated fair market value price as determined by the Board of Directors utilizing a valuation process, and supported by a quarterly appraisal by an independent third party.

        The investment in the Company's stock was valued as of December 31, 2004 and 2003 at $14.65 and $11.88 per share, respectively. Both of the valuations were supported by an independent third party appraisal at each of the respective dates.

Common/Collective Trust

        Fidelity Managed Income Portfolio II is a benefit responsive common/collective trust which invests in Guaranteed Investment Contracts (GICs) and synthetic GICs. The contracts are carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The value of this investment at December 31, 2004 and 2003 was $67,752,009 and $63,096,180, respectively, had an average yield for the year ended December 31, 2004 of 3.81% and crediting interest rates of 4.20% and 4.31% at December 31, 2004 and 2003, respectively.

Income Recognition

        Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net appreciation/depreciation in fair value of investments and are determined as fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

Benefit Payments

        Benefits paid to participants are recorded upon distribution.

Administrative Expenses

        The Plan pays for certain administrative expenses incurred in connection with the Plan. For the year ended December 31, 2004 the Plan paid $262,121 in administrative expenses. Approximately $171,044 of this amount was paid by forfeitures in 2004. All other costs of maintaining the Plan are paid directly by the Member Employers.

(3)   Investments

        The following presents investments which exceed 5% of net assets available for benefits as of December 31, 2004 or 2003:

	2004		2003
	Shares/ units	Contract/ fair value	Shares/ units	Contract/ fair value
Fidelity Managed Income Portfolio II	67,752,009	$67,752,009	63,096,180	$63,096,180
Fidelity Magellan Fund	1,059,082	109,922,130	1,054,648	103,081,257
Fidelity Equity-Income Fund	1,418,689	74,878,380	1,270,795	63,222,033
Fidelity Growth Company Fund	1,645,237	92,248,420	1,610,155	80,620,470
Fidelity Retirement Government Money Market Portfolio	34,228,658	34,228,658	34,731,729	34,731,729
Fidelity Balanced Fund	2,962,331	52,788,736	2,491,447	41,731,739
Company Stock**	13,376,557	195,966,564	13,186,125	156,651,162

**
Includes nonparticipant-directed investments as noted below.

        During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$35,627,821
Company stock	37,192,057

$72,819,878

Nonparticipant-Directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net assets:
Company stock*	$195,966,564	$156,651,162
Employer defined contribution receivable	11,576,069	7,932,305

	$207,542,633	$164,583,467

*
Includes participant-directed investments and nonparticipant-directed investments as this information is not separately maintained.

Year ended December 31, 2004
Changes in net assets:
Additions:
Contributions:
Employer defined contributions	$8,010,604
Employee and employer matching contributions	4,598,731

Total contributions	12,609,335
Investment income:
Net appreciation in fair value of investments	37,192,057

Total additions	49,801,392
Deductions:
Benefits paid to participants	9,908,956
Transfers to participant-directed investments	577,034

Total deductions	10,485,990

Net increase	$39,315,402

(4)   Related-Party Transactions

        Certain Plan investments are shares of money market funds, mutual funds and a common/collective trust managed by Fidelity Investments. The Plan also holds investments in shares of the Company's stock. Fidelity Investments is the asset custodian, and the Company is the Plan sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

(5)   Plan Termination

        The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of the Plan termination, each participant's account under the Plan shall become fully vested and nonforfeitable.

(6)   Income Tax Status

        The Plan obtained its latest determination letter of February 7, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003.

(7)   Concentrations, Risks, and Uncertainties

        The Plan has a concentration of investments in the Company's stock. A change in the value of the Company's stock could cause the value of the Plan's net assets available for plan benefits to change due to this concentration.

        The Company's stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant-directed portion of the Company's stock and could cause participants to lose all or a portion of their investment in the Company's stock.

        The Plan provides for various investments in a common/collective trust, money market funds, mutual funds, and the Company's stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

(8)   Reconciliation of Financial Statements to Form 5500

        In accordance with accounting principles generally accepted in the United States of America, benefits are recorded when paid. However, for Form 5500 reporting purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

        The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for plan benefits per the financial statements	$772,583,504	$645,217,679
Amounts allocated to withdrawing participants	—	(112,583)

Net assets available for plan benefits per the Form 5500 (unaudited)	$772,583,504	$645,105,096

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$34,469,407
Add amounts allocated to withdrawing participants at December 31, 2004	—
Deduct amounts allocated to withdrawing participants at December 31, 2003	(112,583)

Benefits paid to participants per the Form 5500 (unaudited)	$34,356,824

(9)   Nonexempt Transactions

        The Company had a nonexempt transaction related to contributions not remitted to the trust in a timely manner (see schedule II). The Company has restored lost earnings to the participant account as a result of the late contributions.

(10) Subsequent Event

        In February 2005, the assets of the Lockwood Greene 401(k) Plan of approximately $110,000,000 were transferred into the Plan.

Schedule I

CH2M HILL
RETIREMENT AND TAX-DEFERRED SAVINGS PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

        EIN# 93-0549963 Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
			Current value
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	$67,752,009
*	Fidelity Retirement Government Money Market Portfolio	Money Market	34,228,658
*	Fidelity Cash Reserve	Money Market	282,909
*	Fidelity Retirement Money Market Fund	Money Market	1,296

	Total money market funds		34,512,863

*	Fidelity Magellan Fund	Mutual Fund	109,922,130
*	Fidelity Equity-Income Fund	Mutual Fund	74,878,380
*	Fidelity Growth Company Fund	Mutual Fund	92,248,420
*	Fidelity Balanced Fund	Mutual Fund	52,788,736
*	Fidelity Diversified International Fund	Mutual Fund	37,497,633
	PIMCO Mid Cap Growth Fund	Mutual Fund	23,137,101
	Spartan U.S. Equity Index Fund	Mutual Fund	38,238,322
	Ariel Fund	Mutual Fund	20,225,954
	Domini Social Equity Fund	Mutual Fund	1,337,135

	Total mutual funds		450,273,811

*	CH2M HILL Companies, Ltd. Common Stock, $0.01 par value (cost of $76,675,785)	Company Stock	195,966,564
*	Participant loans (interest rates range from 3.49% to 10.00%)		8,940,998

	Total investments		$757,446,245

*
Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule II

CH2M HILL
Schedule H, Line 4j — Schedule of Nonexempt Transactions
for the Year ended December 31, 2004

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction	Transaction amount
* IDC Facilities West	Affiliated Employer	Contributions not remitted in a timely manner to the Plan as follows—employee contributions for the pay period ended February 27, 2004 were not remitted to the Plan until May 21, 2004	$2,750

*
Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan Trustee
Date: June 29, 2005	/s/ SAMUEL H. IAPALUCCI Samuel H. Iapalucci Plan Co-Trustee

Exhibit Index

        The following exhibits are filed as part of this annual report:

Exhibit number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm